Via Facsimile and U.S. Mail
Mail Stop 6010

May 28, 2008

John L. McManus
President and Chief Executive Officer
Aeolus Pharmaceuticals, Inc.
23811 Inverness Place
Laguna Niguel, California 92677

Re: Aeolus Pharmaceuticals, Inc.
       Form 10-K for Fiscal Year Ended September 30, 2007
       Filed December 13, 2007
       File No. 000-50481

Dear Mr. McManus:

       We have completed our review of your Form 10-K and have no further comments
at this time.

                            Sincerely,

                            Jim B. Rosenberg
                            Senior Assistant Chief
                            Accountant